Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Lock Box Link, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 944,500 shares of common stock of Lock Box Link, Inc. of our Audit Report dated March 13, 2015 with respect to the financial statements of Lock Box Link, Inc. as of December 31, 2014 and for the period April 10, 2014 (inception) through December 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

California New Jersey

May 1, 2015